UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F  ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

DOCUMENTS FILED

Exhibit Number	Exhibit Name

99.1	Amended and Restated Credit Areement dated January 27, 2016

99.2	First Amending Agreement dated March 3, 2016

99.3	Second Amending Agreement dated March 31, 2016

99.4	Third Amendment Agreement dated April 15, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: May 4 2016	By:	/s/ Bradford Cooke
Bradford Cooke
	Title:	CEO